FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other News

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

Based on the request received from the Indian stock exchanges, we have submitted the profile of M/s Walker Chandiok & Co. LLP, Chartered Accountants. We are also forwarding the same for your information.

Request you to please take the same on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Walker Chandiok&.Co LLP

Profile

About Walker Chandiok & Co LLP

Date of establishment	1 January 1935
Date of conversion to LLP	25 March 2014
Registrations and empanelments	• The Institute of Chartered Accountants of India
• Public Company Accounting Oversight Board
• Comptroller and Auditor General of India
Registered office	L-41, Connaught Circus, New Delhi-110 001
Number of partners*	49
Number of qualified staff*	347
Number of trainees*	293
Number of other employees*	410
Total number of partners and staff	1,099
Number and Location of Offices*	13 [Bengaluru, Chandigarh, Chennai, Delhi (2 offices including head office) Gurgaon, Hyderabad, Kolkata, Mumbai (2 offices), Noida, Pune, Kochi]

*As at 30 April 2018.

©2018 Walker Chandiok & Co LLP. All rights reserved.

Contact us

NEW DELHI

National Office Outer Circle

L 41 Connaught Circus

New Delhi 110001

T +91 11 4278 7070

CHENNAI

Arihant Nitco Park, 6th Floor No.

90, Dr. Radhakrishnan Salai

Mylapore

Chennai 600004

T +91 44 4294 0000

KOLKATA

10C Hungerford Street

5th Floor

Kolkata 700017

T +91 33 4050 8000

PUNE

3rd Floor, Unit No 309 to 312

West Wing, Nyati Unitree

Nagar Road, Yerwada

Pune- 411006

T +91 20 67448800

NEW DELHI

6th floor Worldmark 2,

Aerocity

New Delhi 110037

T +91 11 4952 7400

GURGAON

21st Floor, DLF Square

Jacaranda Marg

DLF Phase II

Gurgaon 122002

T +91 124 462 8000

MUMBAI

16th Floor, Tower II

Indiabulls Finance Centre

SB Marg, Elphinstone (W)

Mumbai 400013

T +91 22 6626 2600

BENGALURU

5th Floor, 65/2, Block A,

Bagmane Tridib,

Bagmane Tech Park,

C V Raman Nagar,

Bengaluru - 560093

T +91 80 4243 0700

HYDERABAD

7th Floor, Block III

White House

Kundan Bagh, Begumpet

Hyderabad 500016

T +91 40 6630 8200

MUMBAI

9th Floor, Classic Pentagon

Western Express Highway

Andheri (E)

Mumbai 400099

T +91 22 6176 7800

CHANDIGARH

B-406A, 4th Floor

L&T Elante Office Building

Industrial Area Phase I

Chandigarh 160002

T +91 172 4338 000

KOCHI

7th Floor, Modayil Centre point

Warriam road junction

M.G.Road

Kochi 682016

T +91 484 406 4541

NOIDA

Plot No. 19A, 7th Floor

Sector – 16A

Noida 201301

T +91 120 7109 001

© 2018 Walker Chandiok & Co LLP. All rights reserved.

Walker Chandiok & Co LLP is registered with limited liability with identification number AAC-2085 and its registered office at L-41 Connaught Circus, New Delhi, 110001, India.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	July 5, 2018	By:	/s/ Shanthi Venkatesan
			Name :	Shanthi Venkatesan
			Title :	Deputy General Manager